SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 29, 2004

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 29, 2004

Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.
  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.greatbasin.com

GOLD RESOURCES CONTINUE TO GROW
AT GREAT BASIN 'S NEW WITWATERSRAND GOLDFIELD DISCOVERY

June 29, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to announce new resource estimates for the Area 1 and Area 2 deposits in the Burnstone goldfield, located in the northeastern part of the Witwatersrand Basin, 80 kilometres southeast of Johannesburg, South Africa, where the Company has carried out extensive core drilling over the past fifteen months. At a 350 cmg/t cut-off, the estimated measured and indicated resources in Area 1 are 29.2 million tonnes grading 5.73 g/t gold, containing 5,376,000 ounces of gold, and the inferred resource in Area 2 is 13.5 million tonnes grading 6.50 g/t gold, containing 2,816,000 ounces of gold. Multi-rig drilling is ongoing in Areas 2, 3 and 4, and it is expected that significant additional resources will be delineated.

The Burnstone goldfield is defined by an 18 kilometre long, northwesterly trending mineralized corridor that hosts at least four gold-bearing areas. The central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults, and as a result, a significant portion of each of the deposit areas along the trend lies at relatively shallow depths of 250-750 metres. Areas 1, 2 and 3 are part of an ancient system of gold-bearing braided river channels, extending along the corridor. Area 4 lies at the edge of the gold trend, south of and probably contiguous to the Area 1 gold deposit.

Since Great Basin began its work at Burnstone in January 2003, 37,629 metres of core drilling have been completed in Area 1 and 34,164 metres in Area 2. Twenty-three holes have been drilled since the June 2003 resource estimate for Area 1 to assist in development planning, which is now being accelerated. Additional studies of the sedimentological and structural domains have also been completed using the new drill data. This work has further increased the Company's confidence in the block model by confirming the grade and continuity of this significant gold resource. South African consulting firms Global GeoServices (Pty) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix"), which have broad experience with Witwatersrand deposits, completed these estimates. The Area 1 estimate is based on 88 holes and 232 deflections off the master holes (totaling 320 valid intersections), and includes a 10% factor for geological losses. The estimated resources, undiluted and diluted to a potential 1 metre mining width (if the reef width is <1 metre), are tabulated below:

Mineral Resources - Area 1 Gold Deposit
		Undiluted		Diluted to 1.0 m
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	7,791,000	16.10	20,313,000	5.56	3,630,000
	350	6,782,000	17.01	17,521,000	5.92	3,337,000
	400	5,700,000	18.19	14,709,000	6.34	2,999,000
Indicated	300	16,228,000	5.44	14,605,000	5.44	2,554,000
	350	12,954,000	5.44	11,659,000	5.44	2,034,000
	400	11,278,000	5.69	10,151,000	5.69	1,856,000
Total	300	24,019,000	8.90	34,918,000	5.51	6,184,000
	350	19,736,000	9.41	29,180,000	5.73	5,376,000
	400	16,979,000	9.88	24,859,000	6.07	4,855,000

Great Basin's work at Burnstone has confirmed that a significant portion of the gold deposits lie at a relatively shallow depth. This has provided the opportunity to drill the prospect more fully from surface than is usual for Witwatersrand deposits. In South Africa, very few junior companies have discovered greenfields projects such as Burnstone. In addition, most Witwatersrand deposits tend to be 1,000 metres or more in depth, so the more common approach has been to drill relatively few, very long and widely spaced holes (with deflections) from surface to outline a resource in an inferred or indicated category, and then risk a large capital investment to access a portion of the deposit underground to establish measured resources. Great Basin has taken a more financially conservative approach to resource delineation, by carrying out extensive drilling on a comparatively close-spacing, complemented by angle drilling to test for and trace structures. From this work, preliminary mine design engineering will be undertaken before the decision to go underground is made. Although there have been many discussions as to the relative financial risks and technical merits of these approaches, the details of development of most Witwatersrand deposits are not readily available. Most examples in the literature outline the scenario of minimal drilling combined with a shaft access, leading to the ultimate success of many operations. The results of Great Basin's drill programs and resource estimates have consistently demonstrated the presence and continuity of the gold mineralization in Area 1. Further, the geostatistical information supports the use of a measured resource category for a portion of Area 1.

The resource estimate for the Area 2 deposit, as currently outlined, is based on 54 holes and 160 deflections off the master holes (totaling 214 valid intersections). As a detailed spatial and sedimentological model has not yet been completed, the resources are assigned to an inferred category. Area 2 remains open to further expansion. The estimated undiluted and diluted resource is tabulated below:

Mineral Resources - Area 2 Gold Deposit
		Undiluted		Diluted to 1.0 m
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Inferred	300	8,682,000	10.04	18,511,000	5.74	3,415,000
	350	6,444,000	10.90	13,483,000	6.50	2,816,000
	400	4,480,000	12.49	9,538,000	7.15	2,192,000

Eugene Siepker, M.Sc., Pr.Sci.Nat., of GGS, and Deon van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, independent qualified persons as defined by National Instrument 43-101, are responsible for the resource estimates. A technical report providing further details on the parameters and methodology used for the resource estimates, as well as sampling and quality control procedures, will be filed on www.sedar.com in 30 days. The primary analytical facility for the Burnstone Project is SGS Lakefield Research Africa (Pty) Limited in Johannesburg, South Africa. Check assays are done by Acme Laboratories in Vancouver, BC.

Drilling continues at site. The program planned for the remainder of 2004 encompasses continued drilling in Areas 2, 3 and 4 as well as engineering studies for Area 1 and 2. Drilling recently commenced in Area 4. Holes SGG133, SGG137 and SGG141 were drilled in the northern portion of Area 4, and intersected 1.8 metres, 0.54 metre and 0.57 metre respectively, of the Kimberley Reef; visible gold was observed in all 3 holes. These results indicate significant potential for additional resources in this area that adjoins the Area 1 gold deposit.

The Burnstone Project is ideally located in an area of open, rolling country that is traversed by major paved highways, railroads, power lines and pipelines, all providing excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the project. Great Basin acquired 100% of the Burnstone Project earlier this year through the purchase of 100% of Southgold Exploration (Pty) Ltd.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold projects, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Great Basin expects are forward-looking statements. Although the Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Great Basin, investors should review Great Basin's Annual Information Form in Canada and annual filing on Form 20-F with the United States Securities Commission.